November 14, 2019

VIA EDGAR SUBMISSION
Mr. Timothy Buchmiller, Senior Attorney
Securities Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Know Labs, Inc. Withdrawal of Amendment to Registration Statement Withdrawal Request Previously Made On Form RW Filed on November 12, 2019 File No. 333-213435

Dear Mr. Buchmiller:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Know Labs, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the amendment to registration withdrawal request which was previously made on Form RW and filed with the Commission on November 12, 2019 (the “Form RW”).

The Form RW was made in error, and the Company intends to file a new request for withdrawal to the Commission on Form AW with respect to the Amendment to Registration Statement S-1/A filed on November 1, 2019. There have been no sales conducted pursuant to the Amendment to Registration Statement S-1/A filed on November 1, 2019.

If you have any questions regarding this application for withdrawal, please contact the Registrant at (206) 903-1351.

Sincerely,

/s/ Ronald P. Erickson
Chairman of the Board

cc:	Jay Ingram, Legal Branch Chief, Securities and Exchange Commission
Jessica M. Lockett, Esq. Anum Arshad, Esq.